                                                                 Exhibit (l)

                          ACTUARIAL CONSENT AND OPINION


April 27, 2006


IDS Life Insurance Company of New York
20 Madison Avenue Extension
Albany, NY 12203

Ladies and Gentlemen:

This opinion is furnished in connection with Post-Effective Amendment No. 21 ("Amendment") by IDS Life Insurance Company for the registration of Flexible Premium Variable Life Insurance Policies (the "Policies"), File No. 333-44644, under the Securities Act of 1933. The prospectus and Statement of Additional Information included on Form N-6 in the Amendment describe the Policies.

I have reviewed the forms of the Policies and I have participated in the preparation and review of the Amendment and exhibits attached hereto. In my opinion, the illustrations of cash surrender values, policy values, death benefits and/or any other values included in the section of the prospectus entitled "Policy Illustrations," under the assumptions stated in that section, are consistent with the provisions of the Policies.

The rate structure of the Policies has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser of the Policies with different assumptions. The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policies are sold.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very Truly Yours,


/s/ Mark Gorham
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    Mark Gorham, F.S.A., M.A.A.A.
    Vice President - Insurance Product Development